FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2015
Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

AstraZeneca PLC
Q1 2015 Results
24 April 2015
Results support reiterated 2015 guidance.
Delivery of a focused, accelerated and science-based pipeline continues.

Financial Summary

		% change
	$m	CER1	Actual
Total Revenue2	6,057	1	(6)

Core3 Operating Profit	1,805	(4)	(8)
Core EPS	$1.08	(3)	(7)

Reported Operating Profit	933	15	11
Reported EPS	$0.44	10	9

• Total Revenue grew by 1%
• Core EPS declined by 3%; investment in scientific leadership maintained
• Reported Operating Profit grew by 15%

Commercial Highlights
The focus on further externalisation continued, including a US co-commercialisation agreement for Movantik. Growth platforms grew by 13%, representing 56% of Total Revenue:
1. Brilinta/Brilique: +45%. Publication of encouraging PEGASUS data at the ACC conference last month
2. Diabetes: +47%. Particularly good growth for Farxiga/Forxiga
3. Respiratory: +7%. Symbicort stable as expected with Pulmicort delivering a strong performance
4. Emerging Markets: +18%. China +28%, where Respiratory sales were up by 39%
5. Japan: -2%. The final effects of the biennial price cuts impacted Q1 sales

FY 2015 Guidance is unchanged from that provided on 6 March 2015.

Achieving Scientific Leadership

Regulatory Approvals	Bydureon Pen - diabetes (JP)
Regulatory Submission Acceptances	lesinurad - gout (US), saxagliptin/dapagliflozin - diabetes (US)
Phase III Read-outs	PT003 - COPD: Positive
Other Key Developments
Brilinta/Brilique - prior myocardial infarction: Positive Phase III publication Onglyza - diabetes: FDA panel recommends label safety update selumetinib - uveal melanoma: FDA Orphan-Drug designation
tremelimumab - mesothelioma: FDA Orphan-Drug designation
MEDI4736 - lung cancer: FDA Fast-Track designation
MEDI8897 - RSV: FDA Fast-Track designation

Forthcoming Regulatory Submissions	brodalumab - psoriasis4 AZD9291 - lung cancer, cediranib - ovarian cancer (EU)
Forthcoming Regulatory Decisions	lesinurad saxagliptin/dapagliflozin, Brilinta/Brilique Iressa - lung cancer (US)

Pascal Soriot, Chief Executive Officer, commenting on the results said:
"Our encouraging performance in the quarter supports our full year guidance. Total Revenue grew by 1%, with the growth platforms representing 56%, after particularly strong results in Emerging Markets and with Brilinta/Brilique. Our co-commercialisation agreement for Movantik in the US was a good illustration of how we will bring important medicines to patients and externalisation value to our shareholders.

"Our pipeline progressed well in each of our therapy areas. Highlights included the positive top-line results from the Phase III PINNACLE programme for our respiratory medicine PT003 and data from the PEGASUS study for Brilinta/Brilique in cardiovascular disease. We received two submission acceptances for new medicines, two FDA Orphan-Drug and two Fast-Track designations. We look forward to presenting data through the year.

"We also continued to reinforce our Oncology franchise and now have 72 trials underway, including 31 in Immuno-Oncology. The latest AZD9291 data, which showed strong clinical benefit of 13.5 months progression-free survival, and the Fast-Track designation by the FDA for MEDI4736, both for patients with lung cancer, illustrate the rapid progress we are making in this area. Our strategic collaboration with Celgene, a leader in haematology, will maximise the potential of our Immuno-Oncology assets in the very important haematology indications, and our collaboration with Innate Pharma will further strengthen our Immuno-Oncology franchise."

Notes
1. All growth rates are shown at constant exchange rates (CER) unless specified otherwise.
2. Total Revenue defined as Product Sales and Externalisation Revenue. For further details on the presentation of Total Revenue, see the announcement published by the Company on 6 March 2015.
3. See Operating and Financial Review for a definition of Core financial measures and a reconciliation of Core to Reported financial measures.
4. Brodalumab developed in collaboration with Amgen who will be responsible for regulatory submission.

Results Presentation
A conference call and audio webcast for investors and analysts, hosted by management, will start at midday BST today. The webcast can be accessed via www.astrazeneca.com/investors.

Reporting Calendar
The Company intends to publish its half year and second quarter financial results on 30 July 2015.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of cardiovascular, metabolic, respiratory, inflammation, autoimmune, oncology, infection and neuroscience diseases. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide.

Media Enquiries
Esra Erkal-Paler	UK/Global	+44 20 7604 8030
Vanessa Rhodes	UK/Global	+44 20 7604 8037
Ayesha Bharmal	UK/Global	+44 20 7604 8034
Jacob Lund	Sweden	+46 8 553 260 20

Investor Enquiries
UK
Thomas Kudsk Larsen	Cardiovascular and Metabolic Disease (CVMD)	+44 20 7604 8199	mob: +44 7818 524185
Eugenia Litz	Respiratory, Inflammation and Autoimmunity (RIA)	+44 20 7604 8233	mob: +44 7884 735627
Karl Hård	Oncology	+44 20 7604 8123	mob: +44 7789 654364
Craig Marks	Infection, Neuroscience and Gastrointestinal (ING)	+44 20 7604 8591	mob: +44 7881 615764
Christer Gruvris		+44 20 7604 8126	mob: +44 7827 836825
US
Dial / Toll-Free		+1 301 398 3251	+1 866 381 7277

Contents
Research and Development Update
Corporate and Business Development
Operating and Financial Review
Interim Financial Statements
Development Pipeline

Research and Development Update
_________________________________________________________________________________

A comprehensive update of the AstraZeneca development pipeline is presented in conjunction with this announcement and can be found later in this announcement.

Highlights since the prior results announcement on 5 February 2015:

Regulatory Approvals	1	- Bydureon Pen - diabetes (JP) (LCM)
Regulatory Submissions* and/or Regulatory Submission Acceptances**	3	- lesinurad - gout (US)** - Brilinta/Brilique - prior myocardial infarction* - saxagliptin/dapagliflozin fixed dose combination - diabetes (US) (LCM)**
Phase III Read-outs	1	- PT003 - COPD (PINNACLE 1 & 2 studies)
Pivotal Study starts	2	- AZD9291 - 1L EGFRm NSCLC (FLAURA study) - MEDI4736 - 2L SCCHN (HAWK study)
Major Phase II Read-outs	2	- PT010 - COPD - anifrolumab - systemic lupus erythematosus
New Molecular Entities (NMEs) in Pivotal Studies or under Regulatory Review	13
RIA
-     lesinurad - gout
-     brodalumab - psoriasis
-     PT003 - COPD
-     benralizumab - severe asthma
-     tralokinumab - severe asthma

CVMD
-     roxadustat - anaemia

Oncology
-     AZD9291 - lung cancer
-     cediranib - ovarian cancer
-     selumetinib - uveal melanoma
-     tremelimumab - mesothelioma
-     MEDI4736 - lung cancer
-     moxetumomab pasudotox - leukaemia

ING
-     CAZ AVI - serious infections

Projects in clinical pipeline	119
Key: LCM - life-cycle management.

In 2015-2016 AstraZeneca anticipates 12-16 Phase II starts, 14-16 NME and major line-extension regulatory submissions and 8-10 NME and major line-extension approvals.

There has been notable progress since the last update; highlights are included below. This near-term progress reinforces the longer-term sustainability of the pipeline, supported by a continued shift in focus from rebuilding the late-stage pipeline to regulatory submissions and approvals, whilst continuing to transition high-quality programmes to late stage as rapidly as possible.

1. Respiratory, Inflammation and Autoimmunity (RIA)

Significant progress was made across the RIA pipeline, which included five programmes in pivotal studies or registration. AstraZeneca holds a unique position in respiratory disease, including asthma, chronic obstructive pulmonary disease (COPD) and idiopathic pulmonary fibrosis (IPF), with a range of differentiated potential medicines in development by leveraging novel combinations, biologics and devices. The pipeline also has several promising assets in inflammatory and autoimmune disease areas such as dermatology, gout, systemic lupus, rheumatoid and psoriatic arthritis.

Lesinurad (SURI)
On 12 March 2015 the US Food and Drug Administration (FDA) notified AstraZeneca that it considered the new drug application (NDA) for lesinurad 200mg tablets sufficiently complete to permit a substantive review. The Prescription Drug User Fee Act (PDUFA) goal date is in the fourth quarter. Lesinurad is a selective uric acid re-absorption inhibitor (SURI) developed for the chronic treatment of hyperuricaemia in combination with xanthine oxidase (XO) inhibitors allopurinol or febuxostat in gout patients, when additional therapy is warranted.Between 40 to 80% of patients do not achieve recommended serum uric acid (sUA) goals with the current standard of care of an XO inhibitor alone. AstraZeneca's combination with lesinurad effectively lowers sUA and enables significantly more patients to achieve and maintain target treatment goals to control their disease.

PT003 (LAMA/LABA)
On 18 March 2015 AstraZeneca announced positive top-line results from the Phase III PINNACLE programme, which showed the potential of PT003 as a novel treatment for improving lung function in patients suffering the chronic symptoms of COPD. AstraZeneca's ability to deliver a unique LAMA/LABA formulation in a single pressurised metered dose inhaler (pMDI) is important for helping some 30% of patients around the world who use an aerosol device.

The successful completion of the PINNACLE 1 and 2 studies marks the first Phase III results from a series of pipeline candidates under development by AstraZeneca using Pearl Therapeutics' novel formulation technology.

Anifrolumab (MEDI-546)
The Company has been exploring interferon (IFN) inhibition in moderate to severe systemic lupus erythematosus (SLE or lupus) via two different approaches in Phase IIb trials, both of which highlight the promise of the Type 1 IFN pathway in treating lupus. Sifalimumab (MEDI-545) binds to interferon-α to block IFN-α signalling through the Type 1 IFN receptor complex. Anifrolumab (MEDI-546) binds to subunit 1 of the Type 1 IFN receptor, inhibiting activity of all Type 1 IFNs.

In a recent Phase IIb trial, anifrolumab met the primary endpoint of reduction in global disease activity score (SRI-4) at six months, with responders also tapering to <10mg/day steroids. Based on an initial analysis of the current data, the Company believes anifrolumab has a more favourable benefit-risk profile and therefore, has selected anifrolumab as the IFN pathway inhibitory molecule to progress into further development, with a Phase III clinical programme planned to start in 2015. The Company does not currently intend to further develop sifalimumab in lupus, and any future decisions about this molecule in other potential indications will be made based on further examination of available data. Full anifrolumab Phase IIb data is expected to be presented at a scientific meeting later in the year.

2. Cardiovascular and Metabolic Disease (CVMD)

AstraZeneca's strategy in CVMD focuses on ways to reduce morbidity, mortality and organ damage by addressing multiple risk factors across cardiovascular disease, diabetes and chronic kidney disease indications. The patient-centric approach is reinforced by science-led life-cycle management programmes and technologies, including early research into regenerative methods.

Brilinta/Brilique
On 14 March 2015 AstraZeneca announced detailed results from the PEGASUS-TIMI 54 study, which showed that long-term treatment with Brilinta/Brilique 60mg and 90mg tablets twice-daily plus low-dose aspirin reduced thrombotic cardiovascular events in patients with a history of heart attack, compared to placebo. The Company has submitted regulatory filings to the European Medicines Agency and the FDA and looks forward to working with these agencies towards a potential new indication in major markets.

For patients more than one year on from a heart attack, the current standard of care is aspirin alone. Coupled with the PLATO study, PEGASUS-TIMI 54 provides consistent evidence of the benefit Brilinta/Brilique can bring to patients with coronary artery disease in acute and chronic secondary prevention.

On 30 March 2015 the FDA approved a new administration option for acute coronary syndrome patients who are unable to swallow Brilinta 90mg tablets whole. Unlike other P2Y12 inhibitors, Brilinta received FDA approval to be crushed and administered in water by swallowing or via nasogastric tube.

AstraZeneca is committed to enhancing scientific understanding of the role of Brilinta/Brilique in a wide range of cardiovascular disorders, including stroke, myocardial infarction and peripheral arterial disease through PARTHENON, the Company's largest ever cardiovascular outcomes programme involving nearly 80,000 patients.

Onglyza SAVOR Study: FDA Advisory Committee Meeting
The FDA Endocrinologic and Metabolic Drugs Advisory Committee voted on 14 April 2015 that the results of the Saxagliptin Assessment of Vascular Outcomes Recorded in Patients with Diabetes Mellitus (SAVOR) study demonstrated that the use of saxagliptin in patients with Type-2 diabetes has an acceptable cardiovascular risk profile. The Committee recommended that the FDA supplement the medicine's labelling to add new safety information.

AstraZeneca will also conduct further investigation to better understand the signal of hospitalisation for heart failure found in the SAVOR results.

SAVOR met the primary safety objective, demonstrating that Onglyza did not increase the risk for cardiovascular death, non-fatal myocardial infarction and non-fatal ischemic stroke when added to a patient's current standard of care, with or without other anti-diabetic therapies, as compared to placebo. The supplemental New Drug Applications (sNDAs), based on the SAVOR results, if approved, will provide prescribers and patients with important additional information about the benefit-risk profile of Onglyza and Kombiglyze XR.

3. Oncology

AstraZeneca's vision in Oncology is to help patients by redefining the cancer-treatment paradigm, with the aim of bringing six new cancer medicines to patients by the year 2020. A broad pipeline of next-generation medicines is focused principally on four disease areas - breast, ovarian, lung and haematological cancers. The Company is also exploring other tumour types where there is unmet medical need. These are being targeted through four key platforms - immunotherapy, the genetic drivers of cancer and resistance, DNA-damage repair, and antibody drug conjugates, underpinned by personalised healthcare and biomarker technologies. Today there are six AstraZeneca Oncology NMEs in pivotal studies or under regulatory review.

Iressa Label Update in China
On 2 March 2015 the China Food and Drug Administration (CFDA) approved an update to the Iressa (gefitinib) label to include blood-based diagnostics. The decision means that Iressa is now the first tyrosine kinase inhibitor (TKI) in China to include blood-based diagnostics on its label. Tumour samples gained through biopsy are the primary method for determining a patient's epidermal growth factor receptor (EGFR) mutation status. However almost a quarter of patients with locally advanced or metastatic Non Small Cell Lung Cancer (NSCLC) do not have an available or evaluable tumour sample for this method of testing and are therefore ineligible to receive treatment with Iressa. Based on the CFDA decision, doctors will be able to use circulating-tumour DNA obtained from a blood sample to identify lung-cancer patients who are eligible to receive Iressa.

AZD9291 (EGFR)
In March 2015 the first patient was dosed in the FLAURA study of AZD9291 as a potential treatment for first-line EGFR-mutated NSCLC. FLAURA is a Phase III study designed to assess the safety and efficacy of AZD9291 versus a standard of care EGFR-TKI (gefitinib and erlotinib).

AZD9291 is on track for a Q2 2015 regulatory submission for the treatment of patients with advanced EGFR-mutated NSCLC who also have the T790M resistance mutation after the failure of standard first-line anti-EGFR treatment.

European Lung Cancer Conference, 15-18 April 2015
On 17 April 2015 AstraZeneca announced latest data from the ongoing AURA study of AZD9291 in patients with advanced epidermal growth factor receptor mutation-positive (EGFRm) NSCLC, who also have the T790M-resistance mutation. The data demonstrated a median progression-free survival of 13.5 months (95% confidence interval (CI), 8.3 months to not calculable (NC)).

Selumetinib Granted Orphan-Drug Designation
On 17 April 2015 AstraZeneca announced that the FDA has granted Orphan-Drug designation for the MEK inhibitor, selumetinib, in the treatment of uveal melanoma. Uveal melanoma is a rare disease in which cancer cells form in the tissues of the eye. It is the most common primary intraocular malignancy in adults and comprises 5% of all melanomas. The Orphan-Drug designation programme provides orphan status to drugs and biologics which are defined as those intended for the safe and effective treatment, diagnosis or prevention of rare diseases or disorders that affect fewer than 200,000 people in the US.

Selumetinib inhibits the MEK pathway in cancer cells to prevent the tumour from growing. Data from a Phase III study evaluating selumetinib in combination with chemotherapy in patients with first-line metastatic uveal melanoma is expected to be available later this year. In addition to uveal melanoma, selumetinib is being investigated in Phase III studies in KRAS mutation-positive lung cancer and thyroid cancer and in Phase II in children with neurofibromatosis Type 1.

Tremelimumab (CTLA-4) Granted Orphan-Drug Designation
On 15 April 2015 AstraZeneca announced that the FDA had granted Orphan-Drug designation for the anti-CTLA-4 monoclonal antibody, tremelimumab, for the treatment of malignant mesothelioma. Mesothelioma is a rare, aggressive cancer that affects the lining of the lungs and abdomen. Available treatments for mesothelioma are very limited, particularly for patients with advanced disease.

Tremelimumab is currently being investigated in a pivotal Phase II randomised study for the potential use as a second-line treatment in patients with undetectable pleural or peritoneal malignant mesothelioma. Detailed results from this study are expected this year.

MEDI4736 (PD-L1) Clinical Trials Update
The FDA recently granted Fast-Track designation to the investigation of the anti-PD-L1 monoclonal antibody MEDI4736 as a monotherapy treatment for certain patients with advanced NSCLC, who have received at least two prior systemic-treatment regimens, do not have EGFR mutations or anaplastic lymphoma kinase (ALK) alterations, and have tumours that are determined to be PD-L1 positive. Fast-Track programmes are designed to facilitate the development and expedite the review of new drugs that are intended to treat serious or life-threatening conditions and that demonstrate the potential to address unmet medical needs.

MEDI4736 is being investigated as a monotherapy in NSCLC and squamous cell carcinoma of head and neck cancer (SCCHN). ATLANTIC, a Phase II trial in third-line PD-L1 positive metastatic NSCLC, is on track to deliver data in 2015 and could potentially, if positive, support a regulatory submission. Additional trials include PACIFIC, a Phase III trial in locally-advanced unresectable NSCLC, ADJUVANT, a Phase III trial in adjuvant NSCLC, and HAWK, a Phase II trial in second-line PD-L1 positive metastatic SCCHN (all recruiting patients). In addition, ARCTIC, a Phase III trial in third-line metastatic NSCLC contains a monotherapy sub-study for PD-L1 positive patients and is recruiting patients.

MEDI4736 is also being tested as a concurrent combination treatment with tremelimumab in NSCLC and SCCHN. ARCTIC contains a substudy for PD-L1 negative patients. Data on dosing selection and scheduling will be presented at the upcoming ASCO meeting. In addition, EAGLE, a Phase III trial and CONDOR, a Phase II trial (both in SCCHN) are being initiated. Several further internal-combination trials are ongoing with MEDI4736, including combinations in NSCLC with Iressa (gefitinib), AZD9291 and selumetinib.

Pharmacyclics and AstraZeneca have begun PCYC-1135-CA, a multi-centre study that will investigate the use of ibrutinib (Imbruvica) in combination with MEDI4736. The Phase Ib/II study will examine the safety, tolerability and effectiveness of this investigational combination in individuals with relapsed or refractory NSCLC, breast cancer, and pancreatic cancer.

American Association for Cancer Research (AACR), 18-22 April 2015
During the AACR annual meeting in Philadelphia, AstraZeneca and MedImmune presented 62 scientific abstracts, of which 15 were oral presentations. These abstracts demonstrated the strength and depth of the early-stage Oncology pipeline in AstraZeneca and MedImmune.

Key presentations at AACR included:
- Data showing activity of investigational compounds targeting key molecular pathways including OX40, CD73, PI3K, AKT, mTOR, EGFR, SERD and PARP
- Pre-clinical data on the potential combination of AZD9291 and savolitinib (AZD6094, previously known as volitinib) to prevent and treat newly-identified forms of resistance in EGFR-mutated NSCLC
- Data on AZD9496, a novel, selective oestrogen receptor down-regulator (SERD) being studied as a potential treatment for patients with oestrogen receptor positive (ER+) breast cancer
-     Other key data presented at AACR were from clinical trials exploring combinations of AZD2014, a novel dual TORC1/2 kinase inhibitor, with Faslodex in ER+ breast cancer and with chemotherapy in ovarian and lung cancer and        pre-clinical research on combination regimens

American Society of Clinical Oncology (ASCO) Meeting, 29 May-2 June 2015
AstraZeneca will host an investor science event during the ASCO meeting to be held in Chicago, US on 1 June 2015 at 20:30 CDT. Further details will be available at www.astrazeneca.com/investors in due course.

4. Infection, Neuroscience and Gastrointestinal

MEDI8897 Fast-Track Designation
MedImmune has received Fast-Track designation from the FDA for the development of MEDI8897, an investigational, high-potency, extended half-life monoclonal antibody (MAb) engineered to prevent lower-respiratory tract infection caused by respiratory syncytial virus (RSV) in infants and young children.

RSV is the most prevalent cause of lower respiratory tract infections among infants and young children, resulting in annual epidemics worldwide. MedImmune is the only company to have discovered, developed and marketed a monoclonal antibody for severe RSV. This is the third Fast-Track designation MedImmune has received in the last six months for its investigational molecules in its Infectious Disease therapy area.

Scientific Collaborations
_________________________________________________________________________________

On 25 March 2015 AstraZeneca announced that it had entered a five-year research collaboration with the Harvard Stem Cell Institute to develop a technique that creates human beta cells from stem cells for use in screens of AstraZeneca's compound library in the search for new treatments for diabetes, one of AstraZeneca's key platforms as part of its strategy to return to growth.

On 26 March 2015 AstraZeneca announced that it had joined a public-private consortium with Genomics England to accelerate the development of new diagnostics and treatments arising from the 100,000 Genomes Project. The GENE Consortium (Genomics Network for Enterprises Consortium) is a unique partnership between industry, academia and the National Health Service Genomic Medicine Centres, which aims to transform treatment for patients with cancer and rare diseases, providing faster access to the right therapy and personalised healthcare, establishing the UK as a world leader in this field. AstraZeneca will gain insights into the evolving area of genome science with a view to identifying new genes and biomarkers which could lead to the development of innovative diagnostics and treatments.

Corporate and Business Development
_________________________________________________________________________________

Completion of Actavis Transaction in Respiratory Disease
On 3 March 2015 AstraZeneca completed the acquisition of the rights to Actavis Plc's (Actavis) branded respiratory business in the US and Canada. The transaction strengthens AstraZeneca's respiratory franchise globally and builds on the acquisition of Almirall SA's respiratory portfolio in 2014 by extending the Company's development and commercialisation rights into the US for both Tudorza Pressair and Duaklir Genuair. The transaction also augments AstraZeneca's respiratory franchise with the Actavis oral product, Daliresp.

Immuno-Oncology Clinical Trial Collaboration with Immunocore
On 16 April 2015 AstraZeneca announced that MedImmune has entered into a collaboration to conduct clinical trials in immuno-oncology with Immunocore Limited (Immunocore), a privately-held UK-based biotechnology company. Under the terms of the agreement, Immunocore will conduct a Phase Ib/II clinical trial combining MedImmune's investigational checkpoint inhibitors MEDI4736 and tremelimumab, with IMCgp100, Immunocore's lead T-cell receptor based therapeutic, for the potential treatment of patients with late-stage metastatic melanoma.

Agreement with Janssen to Test AZD8186 in Combination with Abiraterone in Prostate Cancer
AstraZeneca has entered an agreement with Janssen Research & Development, LLC (Janssen) to conduct a Phase I/IIa study to explore the combination of AstraZeneca's AZD8186 (PI3 kinase beta inhibitor) together with Janssen's Zytiga (abiraterone acetate). The two compounds block complementary molecular pathways in prostate cancer and so have synergistic effects which could help to overcome resistance to monotherapy and improve the benefit-risk profile of either compound alone. The combination will be tested for the treatment of prostate tumours that lack the protein PTEN, a condition that represents a relatively large unmet medical need.

Agreement with Gilead to Test MEDI4736 in Combination with Zydelig in Haematological Cancers or Solid Tumours
AstraZeneca has entered an agreement to conduct a Phase I/II study to explore AstraZeneca's MEDI4736, in combination with Gilead Sciences, Inc.'s Zydelig (idelalisib), an oral phosphoinositide 3-kinase (PI3K) delta inhibitor. PI3K delta is over-expressed in many B-cell malignancies and plays a role in B-cell viability, proliferation and migration. Inhibition of PI3K delta may also play a role in up-regulating the activity of the immune system against cancers. It is hypothesised that the suppression of PD-L1 and PI3K delta signalling may lead to an enhanced anti-tumour immune response. The study will assess the combination as a treatment for patients with haematological cancers or solid tumours including diffuse large B-cell lymphoma, and triple negative breast cancer.

Agreement with Juno Therapeutics to test MEDI4736 in combination with Novel CAR T Cell in non-Hodgkin's lymphoma
MedImmune has entered into an agreement to evaluate the safety, tolerability and preliminary efficacy of MEDI4736 in combination with one of Juno Therapeutics Inc.'s (Juno) investigational chimeric antigen receptor (CAR) T cell candidates in patients with non-Hodgkin's lymphoma. Juno's CAR T candidates are investigational cell-based immunotherapies that utilise genetically engineered T-cells to recognise and kill cancer cells expressing the CD19 protein. The Phase Ib study will explore the potential clinical benefit of combining these two potent therapeutic classes.

Co-Commercialisation Agreement with Daiichi Sankyo for Movantik in the US
On 19 March 2015 AstraZeneca announced a co-commercialisation agreement with Daiichi Sankyo Co, Ltd. (Daiichi Sankyo) for Movantik (naloxegol) in the US, in line with the strategy of delivering value through its own development and commercial capabilities as well as through external collaboration. Movantik is a first-in-class once-daily oral peripherally-acting mu-opioid receptor antagonist for the treatment of opioid-induced constipation in adults with chronic non-cancer pain. Movantik was approved by the FDA in September 2014. It was descheduled in January 2015 and is no longer labelled as a controlled substance. Movantik was launched in the US at the end of March 2015.

Change in Senior Executive Team
David Smith, Executive Vice-President, Operations and Information Systems will retire from AstraZeneca in mid-2015. His successor in that role will be Pam P. Cheng who will join the Company in June as a member of the Senior Executive Team reporting to the Chief Executive Officer. Pam Cheng has extensive experience in pharmaceutical manufacturing, having spent 14 years in global manufacturing and supply chain roles at Merck & Co, Inc. / Merck Sharp & Dohme Corp. (MSD). More recently she gained experience in commercial operations in her current role as President, MSD China.

Operating and Financial Review
_________________________________________________________________________________

All narrative on growth and results in this section relates to Core performance, based on constant exchange rates (CER) unless stated otherwise. Financial figures are in $ millions ($m). The performance shown below covers the three months to 31 March 2015 (the quarter) compared to the three months to 31 March 2014 (the first quarter of 2014). Core measures, which are presented in addition to Reported financial information, are non-GAAP measures provided to enhance understanding of the Company's underlying financial performance. Core financial measures are adjusted to exclude certain significant items, such as:

− amortisation and impairment of intangibles, including impairment reversals but excluding any charges relating to IT assets

− charges and provisions related to our global restructuring programmes (this will include such charges that relate to the impact of our global restructuring programmes on our capitalised IT assets)

− other specified items, principally comprising legal settlements and acquisition-related costs, which include fair-value adjustments and the imputed finance charge relating to contingent consideration on business combinations

More detail on the nature of these measures is given on page 72 of the 2014 Annual Report and Form 20-F Information.

Total Revenue

Total Revenue
Total Revenue grew by 1% in the quarter to $6,057m. Based on actual exchange rates, Total Revenue declined by 6% reflecting the particular weakness of key trading currencies against the US dollar. For the first time a new line of Total Revenue has been presented to include both Product Sales and Externalisation Revenue. For further details on the presentation of Total Revenue, see the announcement published by the Company on 6 March 2015.

Product Sales
Product Sales declined by 3% in the quarter reflecting the US market entry of a Nexium generic product from mid-February 2015 as well as an adverse impact from the change in accounting for the US Branded Pharmaceutical Fee of $56m following issuance of final regulations in Q3 2014.

Externalisation Revenue
Externalisation Revenue grew to $309m (Q1 2014: $44m), primarily reflecting income from the co-commercialisation agreement with Daiichi Sankyo for Movantik in the US referred to above ($200m), plus the co-commercialisation of Nexium in Japan ($55m), also with Daiichi Sankyo.

Product Sales
_________________________________________________________________________________

The performance of a selection of key medicines is shown below.

A geographical split is shown in Note 6.

	Q1 2015	Q1 2014	% Change
	$m	$m	CER	Actual

Respiratory, Inflammation and Autoimmunity
Symbicort	845	928	-	(9)
Pulmicort	286	263	17	9
Tudorza/Eklira	30	-	n/m	n/m

Cardiovascular and Metabolic Disease
Brilinta/Brilique	131	99	45	32
Onglyza	183	162	19	13
Bydureon	123	80	58	54
Byetta	90	78	19	15
Farxiga/Forxiga	76	13	n/m	n/m

Legacy:
Crestor	1,167	1,332	(7)	(12)
Seloken/Toprol-XL	194	193	8	1
Atacand	95	122	(9)	(22)

Oncology
Iressa	144	169	(5)	(15)
Lynparza	9	-	n/m	n/m

Legacy:
Zoladex	194	221	3	(12)
Faslodex	161	172	2	(6)
Casodex	70	83	(6)	(16)
Arimidex	62	78	(12)	(21)

Infection, Neuroscience and Gastrointestinal
Nexium	644	930	(25)	(31)
Synagis	204	328	(38)	(38)
Seroquel XR	262	292	(6)	(10)
Losec/Prilosec	96	110	(4)	(13)
FluMist/Fluenz	7	7	-	-

Product Sales Summary
_________________________________________________________________________________

During Q3 2014, final regulations relating to the US Branded Pharmaceutical Fee were issued, affecting how the fee is recognised; AstraZeneca consequently now accrues for the obligation as each sale occurs. As the fee is based on actual Product Sales in the current year, the fee is recognised as a deduction from Product Sales rather than a charge to SG&A. As a result, in 2015, Q1 US Product Sales were reduced by $56m, adversely impacting individual brand sales by an average of 2%.

Respiratory, Inflammation and Autoimmunity

Symbicort
Product Sales in the US declined by 1% to $342m with volume growth more than offset by lower net prices and additional access and co-pay assistance. Symbicort's share of total prescriptions for fixed-combination medicines declined by 0.2 percentage points from December 2014 (exit share) to 32.8%, reflecting adverse formulary changes; however, market share grew sequentially over the final two months of the quarter. In Europe Product Sales declined by 8% to $306m, reflecting increased competition from recently launched analogue medicines. This performance contrasts with growth of 40% in Emerging Markets to $98m, notably with 67% growth in China where Product Sales reached $29m.

Pulmicort
Product Sales of Pulmicort in the quarter were $286m, up 17%. Growth was driven primarily by the performance of Pulmicort Respules in Emerging Markets, which were up 33% at $176m. China Product Sales increased by 36% to $142m. On 13 February 2015 the US District Court for the District of New Jersey ruled US Patent No. 7,524,834 ('the '834 patent'), protecting Pulmicort Respules in the US, was invalid. On 16 February 2015 the Company filed an appeal and requested an injunction which was granted by the court. As of today, the injunction remains in place.

Tudorza/Eklira
Product Sales in the quarter were $30m and included $10m in the US following the completion of the acquisition of the Actavis product rights on 3 March 2015.

Cardiovascular and Metabolic Disease

Brilinta/Brilique
Product Sales were $131m, up 45%. Brilinta Product Sales in the US were $46m, up 64%. Total prescriptions for Brilinta in the US were 8% higher versus Q4 2014, while weekly new-to-brand market share increased to 9.3% at the end of March 2015, representing the medicine's largest new-to-brand volume growth since launch. In Europe Brilique continues to perform well, with an increase in Product Sales of 21% to $54m reflecting ACS leadership across many European markets; however the increase in penetration rates is slowing in markets where Brilique holds a high market share. Emerging Markets sales grew by 108% to $23m as the medicine remained in its launch phase.

Onglyza
Product Sales were up 19% in the quarter to $183m. In the US, Onglyza Product Sales were down 8% at $98m driven primarily by destocking and competition in the DPP4 class. Product Sales in the Rest of World (ROW) were $85m, up 70%, with growth in all key markets, notably in Europe where sales achieved $37m, up 72%, including the benefit of the metformin-combination products Komboglyze/Kombiglyze XR.

Bydureon/Byetta
Combined Product Sales in the US were $174m, up 44%. Bydureon total prescriptions grew 25% in the quarter reflecting the launch of the Bydureon Pen in September 2014. ROW Product Sales were $39m, up 22% driven by the Bydureon performance in Europe and the ongoing Pen launch.

Farxiga/Forxiga
In the US, Product Sales were $37m (Q1 2014: $4m) including Xigduo XR, launched in the second half of 2014. Total prescriptions increased 18% versus Q4 2014 reflecting strong market growth, while total prescription exit share in March was 27.2%, a 1.4 percentage-point decline versus Q4 2014 due to unfavourable formulary changes with effect from 1 January 2015. Product Sales grew to $39m in ROW, including Europe at $24m and Emerging Markets at $12m.

Crestor
In the US, Crestor Product Sales declined by 13% to $614m, reflecting lower volumes in line with total prescription share, as well as inventory movements. In Europe Product Sales declined by 5% to $243m, reflecting prevailing competitive trends, whilst Emerging Markets delivered growth of 12% at $178m.

Oncology

Iressa
Product Sales declined by 5% to $144m, primarily a function of the competitive environment in Japan. Emerging Markets grew by 9% with Product Sales of $77m.

Lynparza
Product Sales reached $9m following the launch in the US at the end of 2014. Growth has been driven by the pool of eligible patients awaiting treatment as well as patients newly tested for BRCA.

Zoladex
Product Sales for the quarter were up 3% to $194m. Notable performance included growth of 41% in China where Product Sales reached $30m.

Faslodex
Product Sales for the quarter were up 2% to $161m. A decline in sales in Europe of 8% to $49m was more than offset by 9% growth in the US where Product Sales reached $83m.

Infection, Neuroscience and Gastrointestinal

Nexium
In the US, Product Sales in the quarter were $225m, down 53%. The reduction was primarily driven by the loss of exclusivity in the quarter, which adversely impacted brand volumes by 38% and resulted in an increase to the estimate for pipeline inventory returns to reflect the level of business currently retained. Product Sales in markets outside the US were up 5% to $419m, driven by 33% growth in China to $97m and 23% growth in Japan to $89m, partially offset by 8% declines in other markets where Product Sales reduced to $233m due to increased generic competition.

Synagis
Product Sales in the US were $162m, down 37%. The decline reflected lower demand related to the American Academy of Pediatrics Committee on Infectious Disease guidelines issued in mid-2014. These further restricted patients eligible for preventative therapy with Synagis. While these guidelines were inconsistent with the approved label, demand was significantly impacted. Product Sales were $42m in ROW, down 42% reflecting the phasing of shipments to AbbVie.

Seroquel XR
Product Sales in the US were up 2% to $169m where the performance was mainly driven by a higher underlying net price. Sales of Seroquel XR in the ROW were down 16% to $93m in the quarter, driven primarily by competition from generic products in Europe where sales were down 22% to $63m.

Regional Product Sales
_________________________________________________________________________________

	Q1 2015	Q1 2014	% Change
	$m	$m	CER	Actual
US	2,169	2,513	(14)	(14)

Europe1	1,340	1,630	(5)	(18)

Established ROW2	706	845	(5)	(16)
Japan	455	537	(2)	(15)
Canada	135	139	8	(3)
Other Established ROW	116	169	(24)	(31)

Emerging Markets3	1,533	1,428	18	7
China	726	584	28	24
Ex.China	807	844	11	(4)

Total	5,748	6,416	(3)	(10)
1Q1 2014 Product Sales in Europe reflect the exclusion of $7m sales relating to several countries now included in Emerging Markets
2Established ROW comprises Japan, Canada, Australia and New Zealand
3Emerging Markets comprises all remaining ROW markets including Brazil, China, India, Mexico, Russia, and Turkey

US
Product Sales were down 14% to $2,169m. Despite growth from brands such as Brilinta, Farxiga and Bydureon, growth was more than offset by the impact of the loss of exclusivity of Nexium as well as by competition facing Crestor from therapeutic substitution by generic statins. This was compounded by the adverse impact of the Synagis guideline changes and the change in accounting related to the Branded Pharmaceutical Fee which further reduced Product Sales by $56m.

Europe
Product Sales were down 5% to $1,340m in the quarter. Growth from Forxiga and Onglyza in Europe was more than offset by continued generic competition facing Crestor and Seroquel XR. Symbicort competed alongside analogues in that market and saw small volume growth. The phasing of Synagis sales this year had an adverse impact in the first quarter.

Established ROW
Product Sales were down 5% in the quarter to $706m. Japan declined by 2% to $455m, driven primarily by the mandated April 2014 biennial price cut, which was partially offset by higher volumes delivered by Nexium and Crestor.

Emerging Markets
Product Sales were up 18% to $1,533m with growth delivered across the Emerging Markets business. China sales increased by 28% to $726m, ahead of in-market growth, with the Company's medicines for respiratory and diabetes delivering particularly strong results.

Financial Performance
_________________________________________________________________________________

	Reported	Restructuring	Intangible Amortisation	Diabetes Alliance	Other	Core		% Change
	Q1 2015					Q1 2015	Q1 2014	CER	Actual
Product Sales	5,748	-	-	-	-	5,748	6,416	(3)	(10)
Externalisation Revenue	309	-	-	-	-	309	44	n/m	n/m
Total Revenue	6,057	-	-	-	-	6,057	6,460	1	(6)

Cost of Sales	(1,269)	43	273	-	-	(953)	(1,193)	(8)	(20)

Gross Profit	4,788	43	273	-	-	5,104	5,267	3	(3)
Gross Margin*	77.9%					83.4%	81.4%

Distribution	(77)	-	-	-	-	(77)	(72)	19	7
% Total Revenue	1.3%					1.3%	1.1%	-0.2	-0.2

R&D	(1,356)	62	14	-	-	(1,280)	(1,098)	24	17
% Total Revenue	22.4%					21.1%	17.0%	-3.9	-4.1

SG&A	(2,799)	108	202	108	13	(2,368)	(2,317)	10	2
% Total Revenue	46.2%					39.1%	35.9%	-3.1	-3.2

Other Operating Income	377	-	49	-	-	426	172	n/m	n/m
% Total Revenue	6.2%					7.0%	2.7%	+4.3	+4.3

Operating Profit	933	213	538	108	13	1,805	1,952	(4)	(8)
% Total Revenue	15.4%					29.8%	30.2%	-1.4	-0.4

Net Finance Expense	(250)	-	-	104	28	(118)	(126)
Joint Ventures	(5)	-	-	-	-	(5)	-

Profit Before Tax	678	213	538	212	41	1,682	1,826	(4)	(8)
Taxation	(126)	(45)	(89)	(48)	(4)	(312)	(353)
Tax Rate	18.6%					18.5%	19.3%
Profit After Tax	552	168	449	164	37	1,370	1,473	(3)	(7)

Non-controlling Interests	(2)	-	-	-	-	(2)	(2)
Net Profit	550	168	449	164	37	1,368	1,471	(3)	(7)

Weighted Average Shares	1,263	1,263	1,263	1,263	1,263	1,263	1,260

Earnings Per Share	0.44	0.13	0.35	0.13	0.03	1.08	1.17	(3)	(7)

* Gross Margin reflects Gross Profit derived from Product Sales, divided by Product Sales.

Investment Costs
Core R&D investment costs were up 24% to $1,280m, principally as a result of the lower base in the first quarter of 2014, the recent acceleration in the late-stage pipeline, and additional costs incurred on assets acquired through business and corporate development activities. The Company anticipates a lower growth rate over the full year.

Core SG&A investments costs were up 10% to $2,368m, reflecting a relatively low base in the first quarter of 2014. The increase reflected the investment in Sales, Marketing and Medical activities that grew year-on-year as the Company approached the anniversary of the acquisition of BMS's share of the global diabetes alliance. Additional investments were made in the quarter to support recent brand launches, including Farxiga/Forxiga and Lynparza, as well as for pre and post-launch activities for Movantik/Moventig. Investment was also maintained in the pre-launch activities for the late-stage pipeline, including the oncology portfolio.

For the full year, the Company is committed to reducing Core SG&A investment costs versus the prior year and a number of programmes designed to meet this target have commenced and will accelerate over the year. These initiatives include a focus on sales and marketing effectiveness, including the leveraging of marketing programmes on a global basis. Other programmes are focused on delivering savings across procurement and support functions, including IT and further footprint optimisation.

Other Operating Income
Core Other Operating Income reached $426m in the quarter primarily reflecting gains on disposals including Myalept ($193m) and other disposals amounting to $109m, including the US rights to Tenormin.

Profit
Core Operating Profit was down 4% to $1,805m. Core Operating Margin was down 1.4 percentage points to 29.8% of Total Revenue as the Company continued to invest in the pipeline and the growth platforms. Core Earnings Per Share were down 3% to $1.08, a marginally favourable performance versus Core Operating Profit. Reported Operating Profit of $933m was 15% higher than the first quarter of 2014. Reported EPS was up by 10% at $0.44.

Productivity
Restructuring charges of $213m were taken in the quarter. The Company continues to make good progress in implementing the fourth phase of restructuring announced in the first quarter of 2013 and the expansion of this programme announced in the first half of 2014. In addition to costs of this programme, the restructuring charge for the quarter included $53m incurred as a consequence of the decision to exit the Westborough site in the US and costs of other initiatives identified since the announcement of the fourth wave of restructuring. The Company also began construction of its new Global R&D Centre and Corporate Headquarters on the Cambridge Biomedical Campus in the quarter.

Finance Income and Expense
Core net finance expense was $118m versus $126m in the first quarter of 2014. Reported net finance expense of $250m included a charge of $132m relating to the discount unwind on contingent consideration creditors recognised on business combinations, principally relating to the acquisition of BMS's share of the global diabetes alliance last year.

Taxation
Both the Reported and Core tax rates for the quarter ended 31 March 2015 were around 19%. The cash tax paid for the quarter was $245m which is 36% of Reported Profit Before Tax and 15% of Core Profit Before Tax. The Reported and Core tax rates for the quarter ended 31 March 2014 were 21% and 19% respectively.

Cash Flow
The Company generated a cash outflow from operating activities of $72m in the quarter, compared with an inflow of $1,187m in the first quarter of 2014. Net cash outflows from investing activities were $556m compared with $3,777m in the first quarter of 2014, mainly reflecting higher upfront payments on business acquisitions in the first quarter of 2014. Net cash distributions to shareholders were $2,342m through dividends of $2,357m, offset by proceeds from the issue of shares of $15m due to the exercise of stock options.

Debt and Capital Structure
At 31 March 2015, outstanding gross debt (interest-bearing loans and borrowings) was $10,569m (31 March 2014: $10,340m). Of the gross debt outstanding at 31 March 2015, $2,299m was due within one year (31 March 2014: $2,787m).

The Company's net debt position at 31 March 2015 was $6,373m (31 March 2014: $4,833m).

Shares in Issue
During the quarter, 0.4 million shares were issued in respect of share option exercises for a consideration of $15m. The total number of shares in issue at 31 March 2015 was 1,264 million.

Guidance
The Company reiterates the guidance provided on 6 March 2015:
- FY 2015 Total Revenue is expected to decline by mid single-digit percent at CER
- Core EPS is expected to increase by low single-digit percent at CER

The Company also provides the following non-guidance information related to currency sensitivity:
- Based on current exchange rates1, Total Revenue is expected to decline by low double-digit percent
- Core EPS is expected to be broadly in line with FY 2014. For additional currency sensitivity information, please see below:

		Average Exchange Rates Versus USD			Impact Of 5% Weakening In Exchange Rate Versus USD ($m)2
Currency	Primary Relevance	2014	YTD March 20151	Change %	Total Revenue	Core Operating Profit
EUR	Product Sales	0.75	0.89	(15)	(225)	(138)
JPY	Product Sales	105.87	119.15	(11)	(119)	(84)
CNY	Product Sales	6.16	6.24	(1)	(115)	(49)
SEK	Costs	6.86	8.32	(18)	(6)	114
GBP	Costs	0.61	0.66	(8)	(37)	112
Other3					(242)	(139)

1Based on average daily spot rates YTD to the end of March 2015
2Based on 2014 actual average exchange rates and group currency exposures
3Other important currencies include AUD, BRL, CAD, KRW and RUB

Condensed Consolidated Statement of Comprehensive Income

For the quarter ended 31 March	2015 $m	Restated 2014 $m
Product sales	5,748	6,416
Externalisation revenue	309	44
Total revenue	6,057	6,460
Cost of sales	(1,269)	(1,453)
Gross profit	4,788	5,007
Distribution costs	(77)	(72)
Research and development expense	(1,356)	(1,200)
Selling, general and administrative expense	(2,799)	(2,726)
Other operating income and expense	377	(173)
Operating profit	933	836
Finance income	11	15
Finance expense	(261)	(213)
Share of after tax losses of joint ventures	(5)	-
Profit before tax	678	638
Taxation	(126)	(132)
Profit for the period	552	506

Other Comprehensive Income
Items that will not be reclassified to profit or loss
Remeasurement of the defined benefit pension liability	(17)	(25)
Tax on items that will not be reclassified to profit or loss	4	6
	(13)	(19)
Items that may be reclassified subsequently to profit or loss
Foreign exchange arising on consolidation	(449)	55
Foreign exchange arising on designating borrowings in net investment hedges	(408)	(1)
Fair value movements on derivatives designated in net investment hedges	21	(9)
Net available for sale gains taken to equity	19	2
Tax on items that may be reclassified subsequently to profit or loss	100	(7)
	(717)	40
Other comprehensive income for the period, net of tax	(730)	21
Total comprehensive income for the period	(178)	527

Profit attributable to:
Owners of the Parent	550	504
Non-controlling interests	2	2
	552	506

Total comprehensive income attributable to:
Owners of the Parent	(179)	531
Non-controlling interests	1	(4)
	(178)	527

Basic earnings per $0.25 Ordinary Share	$0.44	$0.40
Diluted earnings per $0.25 Ordinary Share	$0.44	$0.40
Weighted average number of Ordinary Shares in issue (millions)	1,263	1,260
Diluted weighted average number of Ordinary Shares in issue (millions)	1,265	1,262

Condensed Consolidated Statement of Financial Position

	At 31 Mar 2015 $m	At 31 Dec 2014 $m	At 31 Mar 2014 $m
ASSETS Non-current assets
Property, plant and equipment	5,913	6,010	6,173
Goodwill	11,387	11,550	11,601
Intangible assets	20,319	20,981	21,532
Derivative financial instruments	491	465	352
Investments in joint ventures	52	59	-
Other investments	490	502	297
Other receivables	977	1,112	1,430
Deferred tax assets	1,381	1,219	1,463
	41,010	41,898	42,848
Current assets
Inventories	1,968	1,960	2,163
Trade and other receivables	6,704	7,232	8,579
Other investments	493	795	777
Derivative financial instruments	37	21	8
Income tax receivable	297	329	636
Cash and cash equivalents	3,192	6,360	4,379
	12,691	16,697	16,542
Total assets	53,701	58,595	59,390
LIABILITIES Current liabilities
Interest-bearing loans and borrowings	(2,299)	(2,446)	(2,787)
Trade and other payables	(10,510)	(11,886)	(10,626)
Derivative financial instruments	(17)	(21)	(8)
Provisions	(602)	(623)	(776)
Income tax payable	(2,330)	(2,354)	(3,316)
	(15,758)	(17,330)	(17,513)
Non-current liabilities
Interest-bearing loans and borrowings	(8,270)	(8,397)	(7,553)
Derivative financial instruments	-	-	(1)
Deferred tax liabilities	(1,611)	(1,796)	(2,760)
Retirement benefit obligations	(2,506)	(2,951)	(2,357)
Provisions	(424)	(484)	(586)
Other payables	(8,176)	(7,991)	(7,143)
	(20,987)	(21,619)	(20,400)
Total liabilities	(36,745)	(38,949)	(37,913)
Net assets	16,956	19,646	21,477
EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	316	316	316
Share premium account	4,276	4,261	4,179
Other reserves	2,039	2,021	1,967
Retained earnings	10,305	13,029	14,992
	16,936	19,627	21,454
Non-controlling interests	20	19	23
Total equity	16,956	19,646	21,477

 Condensed Consolidated Statement of Cash Flows

For the quarter ended 31 March	2015 $m	2014 $m
Cash flows from operating activities
Profit before tax	678	638
Finance income and expense	250	198
Share of after tax losses of joint ventures	5	-
Depreciation, amortisation and impairment	849	712
(Increase)/decrease in working capital and short-term provisions	(664)	30
Non-cash and other movements	(703)	207
Cash generated from operations	415	1,785
Interest paid	(242)	(231)
Tax paid	(245)	(367)
Net cash (outflow)/inflow from operating activities	(72)	1,187
Cash flows from investing activities
Movement in short-term investments and fixed deposits	276	36
Purchase of property, plant and equipment	(227)	(183)
Disposal of property, plant and equipment	8	57
Purchase of intangible assets	(848)	(545)
Disposal of intangible assets	325	-
Purchase of non-current asset investments	(23)	(2)
Disposal of non-current asset investments	37	-
Upfront payments on business acquisitions	-	(2,778)
Payment of contingent consideration on business acquisitions	(144)	(290)
Interest received	40	30
Payments made by subsidiaries to non-controlling interests	-	(102)
Net cash outflow from investing activities	(556)	(3,777)
Net cash outflow before financing activities	(628)	(2,590)
Cash flows from financing activities
Proceeds from issue of share capital	15	197
Repayment of loans	(884)	-
Dividends paid	(2,357)	(2,425)
Hedge contracts relating to dividend payments	(43)	25
Repayment of obligations under finance leases	(10)	(9)
Movement in short-term borrowings	710	-
Net cash outflow from financing activities	(2,569)	(2,212)
Net decrease in cash and cash equivalents in the period	(3,197)	(4,802)
Cash and cash equivalents at the beginning of the period	6,164	8,995
Exchange rate effects	(19)	(5)
Cash and cash equivalents at the end of the period	2,948	4,188
Cash and cash equivalents consists of:
Cash and cash equivalents	3,192	4,379
Overdrafts	(244)	(191)
	2,948	4,188

Condensed Consolidated Statement of Changes in Equity

	Share capital $m	Share premium account $m	Other reserves* $m	Retained earnings $m	Total $m	Non- controlling interests $m	Total equity $m
At 1 Jan 2014	315	3,983	1,966	16,960	23,224	29	23,253
Profit for the period	-	-	-	504	504	2	506
Other comprehensive income	-	-	-	27	27	(6)	21
Transfer to other reserves	-	-	1	(1)	-	-	-
Transactions with owners:
Dividends	-	-	-	(2,395)	(2,395)	-	(2,395)
Issue of Ordinary Shares	1	196	-	-	197	-	197
Share-based payments	-	-	-	(103)	(103)	-	(103)
Transfer from non-controlling interests to payables	-	-	-	-	-	(2)	(2)
Net movement	1	196	1	(1,968)	(1,770)	(6)	(1,776)
At 31 Mar 2014	316	4,179	1,967	14,992	21,454	23	21,477

	Share capital $m	Share premium account $m	Other reserves* $m	Retained earnings $m	Total $m	Non- controlling interests $m	Total equity $m
At 1 Jan 2015	316	4,261	2,021	13,029	19,627	19	19,646
Profit for the period	-	-	-	550	550	2	552
Other comprehensive income	-	-	-	(729)	(729)	(1)	(730)
Transfer to other reserves	-	-	18	(18)	-	-	-
Transactions with owners:
Dividends	-	-	-	(2,400)	(2,400)	-	(2,400)
Issue of Ordinary Shares	-	15	-	-	15	-	15
Share-based payments	-	-	-	(127)	(127)	-	(127)
Net movement	-	15	18	(2,724)	(2,691)	1	(2,690)
At 31 Mar 2015	316	4,276	2,039	10,305	16,936	20	16,956

* Other reserves includes the capital redemption reserve and the merger reserve.

Notes to the Interim Financial Statements

1      BASIS OF PREPARATION AND ACCOUNTING POLICIES

These unaudited condensed consolidated interim financial statements ("interim financial statements") for the quarter ended 31 March 2015 have been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the European Union (EU) and as issued by the International Accounting Standards Board (IASB).

The annual financial statements of the Group are prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the EU and as issued by the IASB. Except as detailed below, the interim financial statements have been prepared applying the accounting policies and presentation that were applied in the preparation of the Group's published consolidated financial statements for the year ended 31 December 2014.

As announced on 6 March 2015, the Group updated its revenue accounting policy with effect from 1 January 2015. The Group's business model now includes an increasing level of externalisation activity to create value from the strong science that exists in the pipeline. Historically, reported revenue reflected only product sales, with externalisation revenue forming part of other operating income presented below gross profit. From 1 January 2015 externalisation revenue, alongside product sales, are included in total revenue. Externalisation revenue includes development, commercialisation, partnership and out-licence revenue, such as royalties and milestone receipts, together with income from services or repeatable licences. Income is recorded as externalisation revenue when the Group has a significant ongoing interest in the product and/or it is repeatable business and there is no derecognition of an intangible asset. Disposals of assets and businesses, where the Group does not retain an interest, will continue to be recorded in other operating income. The updated financial presentation reflects the Group's entrepreneurial approach and provides a clearer picture of this additional revenue stream. The updated revenue accounting policy results in a presentational change to the Statement of Comprehensive Income only, and has no impact on the Group's net results or net assets. The prior period Condensed Consolidated Statement of Comprehensive Income has been restated accordingly, resulting in $44m of income being reclassified from other operating income to externalisation revenue for the quarter ended 31 March 2014.

The Group has adopted the amendments to IAS 19 Employee Contributions, issued by IASB in November 2013 and effective for periods beginning on or after 1 July 2014. The adoption has not had a significant impact on the Group's profit for the period, net assets or cash flows. There have been no other significant new or revised accounting standards applied in the quarter ended 31 March 2015.

The information contained in Note 5 updates the disclosures concerning legal proceedings and contingent liabilities in the Group's Annual Report and Form 20-F Information 2014.

The Group has considerable financial resources available. As at 31 March 2015 the Group has $3.9bn in financial resources (cash balances of $3.2bn and undrawn committed bank facilities of $3.0bn which are available until April 2020, with only $2.3bn of debt due within one year). The Group's revenues are largely derived from sales of products which are covered by patents which provide a relatively high level of resilience and predictability to cash inflows, although our revenue is expected to continue to be significantly impacted by the expiry of patents over the medium term. In addition, government price interventions in response to budgetary constraints are expected to continue to adversely affect revenues in many of our mature markets. However, we anticipate new revenue streams from both recently launched medicines and products in development, and the Group has a wide diversity of customers and suppliers across different geographic areas. Consequently, the Directors believe that, overall, the Group is well placed to manage its business risks successfully.

On the basis of the above paragraph and after making enquiries, the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. Accordingly, the interim financial statements have been prepared on a going concern basis.

The comparative figures for the financial year ended 31 December 2014 are not the Company's statutory accounts for that financial year. Those accounts have been reported on by the Group's auditors and will be delivered to the registrar of companies. The report of the auditors was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

2      RESTRUCTURING COSTS

Profit before tax for the quarter ended 31 March 2015 is stated after charging restructuring costs of $213m ($479m for the first quarter 2014). These have been charged to profit as follows:

	Q1 2015 $m	Q1 2014 $m
Cost of sales	43	11
Research and development expense	62	85
Selling, general and administrative costs	108	91
Other operating income and expense	-	292
Total	213	479

3      NET DEBT

The table below provides an analysis of net debt and a reconciliation of net cash flow to the movement in net debt.

	At 1 Jan 2015 $m	Cash Flow $m	Non-cash Movements $m	Exchange Movements $m	At 31 Mar 2015 $m
Loans due after one year	(8,337)	-	(3)	125	(8,215)
Finance leases due after one year	(60)	-	3	2	(55)
Total long-term debt	(8,397)	-	-	127	(8,270)

Current instalments of loans	(912)	884	-	28	-
Current instalments of finance leases	(48)	10	(20)	2	(56)
Total current debt	(960)	894	(20)	30	(56)

Other investments - current	795	(289)	23	(36)	493
Net derivative financial instruments	465	56	(10)	-	511
Cash and cash equivalents	6,360	(3,145)	-	(23)	3,192
Overdrafts	(196)	(52)	-	4	(244)
Short-term borrowings	(1,290)	(710)	1	-	(1,999)
	6,134	(4,140)	14	(55)	1,953
Net debt	(3,223)	(3,246)	(6)	102	(6,373)

Non-cash movements in the period include fair value adjustments under IAS 39.

4      FINANCIAL INSTRUMENTS

As detailed in our most recent annual financial statements, our principal financial instruments consist of derivative financial instruments, other investments, trade and other receivables, cash and cash equivalents, trade and other payables, and interest-bearing loans and borrowings. As indicated in Note 1, there have been no changes to the accounting policies, including fair value measurement, for financial instruments from those disclosed on pages 140 and 141 of the Company's Ann ual Report and Form 20-F Information 2014. In addition, there have been no changes of significance to the categorisation or fair value hierarchy of our financial instruments. Financial instruments measured at fair value include $983m of other investments, $1,199m of loans, and $511m of derivatives as at 31 March 2015. The total fair value of interest-bearing loans and borrowings at 31 March 2015, which have a carrying value of $10,569m in the Condensed Consolidated Statement of Financial Position, was $12,039m. Contingent consideration liabilities arising on the Company's acquisitions of business combinations have been classified under Level 3 in the fair value hierarchy and movements in fair value are shown below:

	Diabetes Alliance 2015	Other 2015	Total 2015	Total 2014
	$m	$m	$m	$m
At 1 January	5,386	1,513	6,899	514
Additions through business combinations	-	-	-	5,249*
Settlements	(9)	(135)	(144)	(290)
Revaluations	-	(9)	(9)	-
Discount unwind	104	28	132	72
Foreign exchange	-	(3)	(3)	-
At 31 March	5,481	1,394	6,875	5,545

*The preliminary estimate of the fair value of contingent consideration of $5,249m was subsequently revised, in the third quarter of 2014, to $5,169m.

5      LEGAL PROCEEDINGS AND CONTINGENT LIABILITIES

AstraZeneca is involved in various legal proceedings considered typical to its business, including litigation and investigations relating to product liability, commercial disputes, infringement of intellectual property rights, the validity of certain patents, anti-trust law and sales and marketing practices. The matters discussed below constitute the more significant developments since publication of the disclosures concerning legal proceedings in the Company's Annual Report and Form 20-F Information 2014 (the 2014 Disclosures). Unless noted otherwise below or in the 2014 Disclosures, no provisions have been established in respect of the claims discussed below.

As discussed in the 2014 Disclosures, for the majority of claims in which AstraZeneca is involved it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. In these cases, AstraZeneca discloses information with respect only to the nature and facts of the cases but no provision is made.

In cases that have been settled or adjudicated, or where quantifiable fines and penalties have been assessed and which are not subject to appeal, or where a loss is probable and we are able to make a reasonable estimate of the loss, we record the loss absorbed or make a provision for our best estimate of the expected loss.

The position could change over time and the estimates that we have made and upon which we have relied in calculating these provisions are inherently imprecise. There can, therefore, be no assurance that any losses that result from the outcome of any legal proceedings will not exceed the amount of the provisions that have been booked in the accounts. The major factors causing this uncertainty are described more fully in the 2014 Disclosures and herein.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its intellectual property.

Matters disclosed in respect of the first quarter of 2015 and to 24 April 2015.

Patent litigation

Crestor (rosuvastatin)
Patent proceedings outside the US
As previously disclosed, in Australia, in 2011 and 2012, AstraZeneca instituted proceedings against Actavis Australia Pty Ltd, Apotex Pty Ltd and Watson Pharma Pty Ltd asserting infringement of three formulation and method patents for Crestor. In March 2013, the Federal Court of Australia held all three patents at issue invalid. AstraZeneca appealed in relation to two patents. In August 2014, the Full Court of the Federal Court of Australia held the two patents invalid. In March 2015, the High Court granted AstraZeneca leave to appeal in relation to one method patent.

Daliresp (roflumilast)
Patent proceedings in the US
In April 2015, AstraZeneca received several Paragraph IV Notices challenging certain patents listed in the FDA Orange Book with reference to Daliresp. AstraZeneca is reviewing the Notices.

Faslodex (fulvestrant)
Patent proceedings outside the US
In March 2015, AstraZeneca was served with a writ of summons by which Actavis Group PTC ehf. and Actavis Italy S.p.A (together, Actavis) commenced invalidity and non-infringement proceedings before a court in Turin, Italy relating to two Faslodex formulation patents, European Patent EP 1250138 and Italian Patent IT 1333490.

Losec/Prilosec (omeprazole)
Patent Proceedings in the US
As previously disclosed, in 2008, Apotex Inc. (Apotex) was found to infringe AstraZeneca's US Patent Nos. 4,786,505 and 4,853,230. In 2013, the US District Court for the Southern District of New York ordered Apotex to pay $76m in damages with an additional sum of $28m in pre-judgment interest, and an unspecified amount of post-judgment interest. Apotex appealed. In April 2015, the US Court of Appeals for the Federal Circuit affirmed the bulk of the damages award, with the exception of a small portion of the award which related to sales post patent expiration during a portion of the paediatric exclusivity period.

 Patent Proceedings outside the US
As previously disclosed, in Canada, in 2004, AstraZeneca brought proceedings against Apotex Inc. (Apotex) for infringement of several patents related to Losec. In February 2015, the Federal Court of Canada found that Apotex had infringed AstraZeneca's Canadian Patent No. 1,292,693. Apotex have appealed.

Pulmicort Respules (budesonide inhalation suspension)
Patent proceedings in the US
As previously disclosed, in October 2014, the US District Court for the District of New Jersey (the District Court) held a trial on the merits in respect of US Patent No. 7,524,834 (the '834 Patent) and to determine whether AstraZeneca's request for permanent injunctive relief against Breath Limited, Apotex, Inc. and Apotex Corp., Sandoz, Inc. and Watson Laboratories, Inc. (together, the Generic Challengers) should be granted. On 13 February 2015, the District Court determined that the '834 Patent is invalid and denied the injunction request. Also on 13 February 2015, AstraZeneca filed a motion for an injunction pending an appeal of the District Court's decision, which was denied on the same day. On 16 February 2015, AstraZeneca appealed the District Court's decision to the US Court of Appeals for the Federal Circuit (the Court of Appeals) and filed an Emergency Motion for an Injunction Pending Appeal. On 17 February 2015, the Court of Appeals issued an injunction against the Generic Challengers pending submissions by the parties. On 12 March 2015, the Court of Appeals issued an injunction pending appeal. Oral argument in the appeal is scheduled for 4 May 2015.

Seroquel XR (quetiapine fumarate)
Patent proceedings in the US
As previously disclosed, in October and November 2014, AstraZeneca filed patent infringement proceedings against Pharmadax, Inc. and Pharmadax USA, Inc. (together, Pharmadax) in the US District Court for the District of New Jersey. In February 2015, AstraZeneca settled the patent infringement litigation by granting Pharmadax a licence to the Seroquel XR product patent effective from 1 November 2016, or earlier in certain circumstances.

In February 2015, AstraZeneca received a Paragraph IV Notice from AB Pharmaceuticals, LLC, the US agent of Macleods Pharmaceuticals, Ltd., (together, Macleods) alleging that the patent listed in the FDA Orange Book with reference to Seroquel XR is invalid, unenforceable and/or is not infringed by Macleods' proposed generic product. Macleods submitted an Abbreviated New Drug Application (ANDA) seeking to market quetiapine fumarate tablets. In February 2015, AstraZeneca filed a patent infringement lawsuit against Macleods and Macleods Pharma USA, Inc. in the US District Court for the District of New Jersey.

Patent proceeding outside the US
As previously reported, in March 2013, the Federal Court of Canada dismissed AstraZeneca's application to prohibit the Canadian Minister of Health from issuing a notice of compliance to Teva Canada Limited (Teva) for its generic quetiapine fumarate product relating to Seroquel XR. Teva subsequently launched its generic Seroquel XR at risk and filed an action seeking section 8 damages arising from these proceedings. In April 2015, AstraZeneca and Teva entered into a settlement agreement ending the ongoing patent litigation between the parties, as well as the section 8 damages action, and allowing Teva to continue selling generic Seroquel XR.

Vimovo (esomeprazole magnesium/naproxen)
Patent proceedings outside the US
In Canada, in January 2015, AstraZeneca received two Notices of Allegation from Mylan Pharmaceuticals ULC. In response, AstraZeneca and Pozen Inc. (the licensee and patent holder, respectively), commenced proceedings in relation to Canadian Patent No. 2,449,098.

Commercial litigation

Seroquel IR (quetiapine fumarate)
As previously disclosed, with regard to insurance coverage for the substantial legal defence costs and settlements that have been incurred in connection with the Seroquel IR product liability claims in the US, related to alleged diabetes and/or other related alleged injuries (which now exceed the total amount of insurance coverage available), an arbitration is ongoing against an insurer in respect of the availability of coverage under an insurance policy. The policy has a coverage limit of $50m. AstraZeneca has not recognised an insurance receivable in respect of this legal action.

Synagis (palivizumab)
As previously disclosed, in September 2011, MedImmune filed an action against AbbVie, Inc. (AbbVie) (formerly Abbott International, LLC) in the Circuit Court for Montgomery County, Maryland, seeking a declaratory judgment in a contract dispute. AbbVie's motion to dismiss was granted. In September 2011, AbbVie filed a parallel action against MedImmune in the Illinois State Court, where the case is currently pending. A trial date has been set for 31 August 2015.

Toprol-XL(metoprolol succinate)
On 30 March 2015, AstraZeneca was served with a state court complaint filed by the Attorney General for the State of Louisiana alleging that, in connection with enforcement of its patents for Toprol-XL, it had engaged in unlawful monopolisation and unfair trade practices, causing the state government to pay increased prices for Toprol-XL. The complaint is very similar to prior class action complaints filed by private parties against AstraZeneca relating to Toprol-XL in 2006 and resolved by settlement in 2012. The State seeks an unspecified amount of trebled damages and pre-judgment interest. AstraZeneca denies these allegations.

6       PRODUCT SALES ANALYSIS

	World		US		Europe		Established ROW		Emerging Markets
	Q1 2015 $m	CER %	Q1 2015 $m	CER %	Q1 2015 $m	CER %	Q1 2015 $m	CER %	Q1 2015 $m	CER %
Respiratory, Inflammation and Autoimmunity:
Symbicort	845	-	342	(1)	306	(8)	99	(3)	98	40
Pulmicort	286	17	52	-	38	-	20	(8)	176	33
Tudorza/Eklira	30	n/m	10	n/m	18	n/m	2	n/m	-	n/m
Others	82	16	12	-	27	21	3	(50)	40	29
Total Respiratory, Inflammation and Autoimmunity	1,243	7	416	2	389	(2)	124	(5)	314	35
Cardiovascular and Metabolic disease:
Brilinta/Brilique	131	45	46	64	54	21	8	33	23	108
Onglyza	183	19	98	(8)	37	72	14	36	34	85
Bydureon	123	58	106	54	16	100	1	-	-	-
Byetta	90	19	68	31	15	-	4	(20)	3	-
Farxiga/Forxiga	76	n/m	37	n/m	24	n/m	3	n/m	12	n/m
Legacy:
Crestor	1,167	(7)	614	(13)	243	(5)	132	(3)	178	12
Seloken/Toprol-XL	194	8	27	13	25	(3)	3	(40)	139	12
Atacand	95	(9)	11	-	30	(29)	7	(36)	47	14
Others	171	(3)	20	18	39	(13)	15	(16)	97	2
Total Cardiovascular and Metabolic Disease	2,230	5	1,027	1	483	4	187	(3)	533	18
Oncology:
Iressa	144	(5)	-	-	35	(5)	32	(28)	77	9
Lynparza	9	n/m	8	n/m	1	n/m	-	n/m	-	n/m
Legacy:
Zoladex	194	3	6	-	44	(12)	62	(7)	82	23
Faslodex	161	2	83	9	49	(8)	12	(7)	17	11
Casodex	70	(6)	-	n/m	8	(18)	32	(14)	30	14
Arimidex	62	(12)	3	(40)	13	(29)	19	(22)	27	20
Others	34	26	6	-	8	13	13	67	7	13
Total Oncology	674	1	106	13	158	(10)	170	(12)	240	16
Infection, Neuroscience and Gastrointestinal:
Nexium	644	(25)	225	(53)	74	(6)	128	(3)	217	15
Synagis	204	(38)	162	(37)	42	(42)	-	-	-	-
Seroquel XR	262	(6)	169	2	63	(22)	7	(42)	23	17
Losec/Prilosec	96	(4)	7	(13)	26	(9)	19	(19)	44	10
FluMist/Fluenz	7	-	7	40	-	-	-	-	-	-
Others	388	(5)	50	(33)	105	(7)	71	18	162	-
Total Infection, Neuroscience and Gastrointestinal	1,601	(19)	620	(37)	310	(16)	225	(1)	446	9
TOTAL PRODUCT SALES	5,748	(3)	2,169	(14)	1,340	(5)	706	(5)	1,533	18

ASTRAZENECA DEVELOPMENT PIPELINE, 31 MARCH 2015

Phase III / Pivotal Phase II / Registration

NMEs and significant additional indications

Submission dates shown for assets in Phase III and beyond. As disclosure of compound information is balanced by the business need to maintain confidentiality, information in relation to some compounds listed here has not been disclosed at this time.
Compound	Mechanism	Area Under Investigation	Date Commenced Phase	Estimated Filing
				US	EU	Japan	China
Cardiovascular and Metabolic Disease
Brilinta/Brilique1	ADP receptor antagonist	arterial thrombosis		Launched	Launched	Filed	Launched
Epanova#	omega-3 free fatty acids	hypertriglyceridaemia		Approved		2017	2019
Farxiga/Forxiga2	SGLT-2 inhibitor	type 2 diabetes		Launched	Launched	Launched	Filed
roxadustat#	hypoxia-inducible factor prolyl hydroxylase inhibitor	anaemia in CKD / ESRD	Q3 2014	2018	N/A	N/A	H2 2016
Oncology
AZD9291	EGFR tyrosine kinase inhibitor	≥2L advanced EGFRm T790M NSCLC	Q2 2014	Q2 2015	Q2 2015	Q3 2015	2017
AZD9291	EGFR tyrosine kinase inhibitor	1L advanced EGFRm NSCLC	Q1 2015	2017	2017	2017	2020
Caprelsa	VEGFR / EGFR tyrosine kinase inhibitor with RET kinase activity	medullary thyroid cancer		Launched	Launched	Filed	Filed
cediranib ICON 6	VEGF inhibitor	PSR ovarian cancer			Q2 2015
MEDI4736# PACIFIC	anti-PD-L1 MAb	stage III NSCLC	Q2 2014	2017	2020	2020
MEDI4736# ATLANTIC¶	anti-PD-L1 MAb	3rd line NSCLC	Q1 2014	H1 2016	2017	2017
MEDI4736# HAWK¶	anti-PD-L1 MAb	2nd line SCCHN	Q1 2015	H2 2016	H2 2016	H2 2016
moxetumomab pasudotox#	anti-CD22 recombinant immunotoxin	hairy cell leukaemia	Q2 2013	2018	2018
selumetinib# SELECT-1	MEK inhibitor	2nd line KRAS+ NSCLC	Q4 2013	2017	2017
selumetinib# ASTRA	MEK inhibitor	differentiated thyroid cancer	Q3 2013	2017	2017
selumetinib# SUMIT	MEK inhibitor	uveal melanoma	Q2 2014	Q4 2015	Q4 2015
tremelimumab¶	anti-CTLA-4 MAb	mesothelioma	Q2 2014	H1 2016	H2 2016

Phase III / Pivotal Phase II / Registration (continued)
Compound	Mechanism	Area Under Investigation	Date Commenced Phase	Estimated Filing
				US	EU	Japan	China
Respiratory, Inflammation and Autoimmunity
benralizumab# CALIMA SIROCCO ZONDA BISE BORA	anti-IL-5R MAb	severe asthma	Q4 2013	H2 2016	H2 2016
benralizumab# TERRANOVA GALATHEA	anti-IL-5R MAb	COPD	Q3 2014	2018	2018
brodalumab# AMAGINE-1,2,3	anti-IL-17R MAb	psoriasis	Q3 2012	2015++	2015++
brodalumab# AMVISION-1,2	anti-IL-17R MAb	psoriatic arthritis	Q1 2014	++	++
lesinurad CLEAR 1,2 CRYSTAL	selective uric acid reabsorption inhibitor (SURI)	chronic treatment of patients with gout	Q4 2011	Filed	Filed
PT003 GFF	LAMA / LABA	COPD	Q2 2013	Q3 2015	H1 2016	2017	2017
tralokinumab STRATOS 1,2 TROPOS	anti-IL-13 MAb	severe asthma	Q3 2014	2018	2018	2018
Infection
CAZ AVI# RECLAIM	cephalosporin / beta lactamase inhibitor	serious infections	Q1 2012	N/A	2015		H2 2016
CAZ AVI# REPROVE	cephalosporin / beta lactamase inhibitor	hospital-acquired pneumonia / ventilator-associated pneumonia	Q2 2013	N/A	2017		2018
Zinforo#	extended spectrum cephalosporin with affinity to penicillin-binding proteins	pneumonia / skin infections		N/A	Launched	N/A	Filed
Neuroscience
Movantik/ Moventig#3	oral peripherally-acting mu-opioid receptor antagonist	opioid-induced constipation		Launched	Launched
#    Partnered product.
¶        Registrational Phase II / III study.
++  Filing is the responsibility of the partner.
1    Brilinta in the US; Brilique in rest of world.
2    Farxiga in the US; Forxiga in rest of world.
3    Movantik in the US; Moventig in EU.

Phases I and II

NMEs and significant additional indications
Compound	Mechanism	Area Under Investigation	Phase	Date Commenced Phase	Estimated Filing
					US	EU	Japan	China
Cardiovascular and Metabolism
tenapanor (AZD1722)#	NHE3 inhibitor	ESRD-Pi / CKD with T2DM	II	Q1 2013
AZD4901	NK3 receptor antagonist	polycystic ovarian syndrome	II	Q2 2013
MEDI0382	GLP-1 / glucagon dual agonist	diabetes / obesity	I	Q1 2015
MEDI6012	LCAT	ACS	I	Q1 2012
MEDI8111	Rh-factor II	trauma / bleeding	I	Q1 2014
Oncology
AZD1775#	WEE-1 inhibitor	ovarian cancer	II	Q4 2012
AZD2014	mTOR serine / threonine kinase inhibitor	solid tumours	II	Q1 2013
AZD4547	FGFR tyrosine kinase inhibitor	solid tumours	II	Q4 2011
MEDI-551#	anti-CD19 MAb	CLL / DLBCL	II	Q1 2012
MEDI-573#	anti-IGF MAb	metastatic breast cancer	II	Q2 2012
selumetinib#	MEK inhibitor	2nd line KRAS- NSCLC	II	Q1 2013
AZD5363#	AKT kinase inhibitor	breast cancer	II	Q1 2014
MEDI4736#	anti-PD-L1 MAb	solid tumours	II	Q3 2014
moxetumomab pasudotox#	anti-CD22 recombinant immunotoxin	pALL	II	Q3 2014
savolitinib/volitinib (AZD6094)#	MET tyrosine kinase inhibitor	papillary renal cell carcinoma	II	Q2 2014
AZD3759	EGFR tyrosine kinase inhibitor	advanced EGFRm NSCLC	I	Q4 2014
AZD5312#	androgen receptor inhibitor	solid tumours	I	Q2 2014
AZD6738	ATR serine / threonine kinase inhibitor	solid tumours	I	Q4 2013
AZD8186	PI3 kinase beta inhibitor	solid tumours	I	Q2 2013
AZD8835	PI3 kinase alpha inhibitor	solid tumours	I	Q4 2014
AZD9150#	STAT3 inhibitor	haematological malignancies	I	Q1 2012
AZD9291 + (MEDI4736# or selumetinib# or volitinib#) TATTON	EGFR tyrosine kinase inhibitor + (anti-PD-L1 or MEK inhibitor or MET tyrosine kinase inhibitor)	advanced EGFRm NSCLC	I	Q3 2014

Phases I and II (continued)

Compound	Mechanism	Area Under Investigation	Phase	Date Commenced Phase	Estimated Filing
					US	EU	Japan	China
Oncology (continued)
AZD9496	selective oestrogen receptor downregulator (SERD)	ER+ breast cancer	I	Q4 2014
MEDI0562#	humanised OX40 agonist	solid tumours	I	Q1 2015
MEDI4736# after (AZD9291 or Iressa or (selumetinib# +docetaxel) or tremelimumab)	anti-PD-L1 MAb + (EGFR tyrosine kinase inhibitor or MEK inhibitor or anti-CTLA-4 MAb)	NSCLC	I	Q3 2014
MEDI-565#	anti-CEA BiTE MAb	solid tumours	I	Q1 2011
MEDI0639#	anti-DLL-4 MAb	solid tumours	I	Q2 2012
MEDI0680	anti-PD-1 MAb	solid tumours	I	Q4 2013
MEDI3617#	anti-ANG-2 MAb	solid tumours	I	Q4 2010
MEDI4736#	anti-PD-L1 MAb	solid tumours	I	Q3 2014
MEDI4736# + MEDI0680	anti-PD-L1 MAb + anti-PD-1 MAb	solid tumours	I	Q2 2014
MEDI4736# + MEDI6469#	anti-PD-L1 MAb + murine OX40 agonist	solid tumours	I	Q3 2014
MEDI4736# + dabrafenib + trametinib1	anti-PD-L1 MAb + BRAF inhibitor + MEK inhibitor	melanoma	I	Q1 2014
MEDI4736# + Iressa	anti-PD-L1 MAb + EGFR tyrosine kinase inhibitor	NSCLC	I	Q2 2014
MEDI4736# + tremelimumab	anti-PD-L1 MAb + anti-CTLA-4 MAb	solid tumours	I	Q4 2013
MEDI-551# + MEDI0680	anti-CD19 MAb + anti-PD-1 MAb	DLBCL	I	Q4 2014
MEDI-551# + rituximab	anti-CD19 MAb + anti-CD20 MAb	haematological malignancies	I	Q2 2014
MEDI6383#	OX40 agonist	solid tumours	I	Q3 2014
MEDI6469#	murine OX40 agonist	solid tumours	I	Q1 2006
MEDI6469# + rituximab	murine OX40 agonist + anti-CD20 MAb	solid tumours	I	Q1 2015
MEDI6469# + tremelimumab	murine OX40 agonist + anti-CTLA-4 MAb	solid tumours	I	Q4 2014
Respiratory, Inflammation and Autoimmunity
albediterol (AZD0548)	LABA	asthma / COPD	II	Q4 2007
AZD7624	inhaled P38 inhibitor	COPD	II	Q4 2014
AZD9412#	inhaled interferon β	asthma / COPD	II	Q1 2010
anifrolumab#	anti-IFN-alphaR MAb	SLE	II	Q1 2012
mavrilimumab#	anti-GM-CSFR MAb	rheumatoid arthritis	II	Q1 2010
MEDI-551#	anti-CD19 MAb	neuromyelitis optica2	II	Q1 2015
MEDI2070#	anti-IL-23 MAb	Crohn's disease	II	Q1 2013
MEDI7183#	anti-a4b7 MAb	Crohn's disease / ulcerative colitis	II	Q4 2012
MEDI9929#	anti-TSLP MAb	asthma	II	Q2 2014
PT010	LAMA / LABA / ICS	COPD	II	Q2 2014
RDEA3170	selective uric acid reabsorption inhibitor (SURI)	chronic treatment of patients with hyperuricemia or gout	II	Q3 2013
sifalimumab#	anti-IFN-alpha MAb	SLE	II	Q3 2008
tralokinumab	anti-IL-13 MAb	IPF	II	Q4 2012
tralokinumab	anti-IL-13 MAb	atopic dermatitis	II	Q1 2015

Phases I and II (continued)
Compound	Mechanism	Area Under Investigation	Phase	Date Commenced Phase	Estimated Filing
					US	EU	Japan	China
Respiratory, Inflammation and Autoimmunity (continued)
AZD1419#	TLR9 agonist	asthma	I	Q3 2013
AZD7594	inhaled SGRM	asthma / COPD	I	Q3 2012
AZD7986	DPP1	COPD	I	Q4 2014
AZD8999	MABA	COPD	I	Q4 2013
MEDI4920	anti-CD40L-Tn3 fusion protein	primary Sjögren's syndrome	I	Q2 2014
MEDI5872#	anti-B7RP1 MAb	SLE	I	Q4 2008
MEDI7836	anti-IL-13 MAb-YTE	asthma	I	Q1 2015
Infection
ATM AVI#	monobactam / beta lactamase inhibitor	targeted serious bacterial infections	II	Q1 2015
AZD5847	oxazolidinone anti-bacterial inhibitor	tuberculosis	II	Q4 2012
CXL#	beta lactamase inhibitor / cephalosporin	MRSA	II	Q4 2010
MEDI4893	MAb binding to S. aureus toxin	hospital-acquired pneumonia / serious S. aureus infection	II	Q4 2014
MEDI8897#	anti-RSV MAb-YTE	passive RSV prophylaxis	II	Q1 2015
MEDI-550	pandemic influenza virus vaccine	pandemic influenza prophylaxis	I	Q2 2006
MEDI3902	anti-Psl/PcrV	Prevention of nosocomial pseudomonas pneumonia	I	Q3 2014
MEDI7510	RSV sF+GLA-SE	prevention of RSV disease in older adults	I	Q2 2014
MEDI8852	influenza A MAb	influenza A treatment	I	Q1 2015
Neuroscience
AZD3241	myeloperoxidase inhibitor	multiple system atrophy	II	Q2 2012
AZD3293#	beta-secretase inhibitor	Alzheimer's disease	II	Q4 2014
AZD5213	histamine-3 receptor antagonist	Tourette's syndrome / neuropathic pain	II	Q4 2013
AZD8108	NMDA antagonist	suicidal ideation	I	Q4 2014
MEDI1814	anti-amyloid beta MAb	Alzheimer's disease	I	Q2 2014

#    Partnered product.
1    MedImmune-sponsored study in collaboration with Novartis.
2    Neuromyelitis optica now lead indication. Multiple sclerosis Phase I study continuing.

Significant Life-Cycle Management
Compound	Mechanism	Area Under Investigation	Date Commenced Phase	Estimated Filing
				US	EU	Japan	China
Cardiovascular and Metabolism
Brilinta / Brilique1 EUCLID	ADP receptor antagonist	outcomes study in patients with peripheral artery disease	Q4 2012	2017	2017	2017	2018
Brilinta / Brilique1 HESTIA	ADP receptor antagonist	prevention of vaso-occlusive crises in paediatric patients with sickle cell disease	Q4 2014	2020	2020
Brilinta / Brilique1 PEGASUS- TIMI 54	ADP receptor antagonist	outcomes study in patients with prior myocardial infarction	Q4 2010	Filed2	Filed2	Q4 2015	2017
Brilinta / Brilique1 SOCRATES	ADP receptor antagonist	outcomes study in patients with stroke or TIA	Q1 2014	H1 2016	H1 2016	H2 2016	2017
Brilinta / Brilique1 THEMIS	ADP receptor antagonist	outcomes study in patients with type 2 diabetes and CAD, but without a previous history of MI or stroke	Q1 2014	2017	2017	2018	2018
Bydureon Dual Chamber Pen	GLP-1 receptor agonist	type 2 diabetes		Launched	Launched	Approved
Bydureon EXSCEL	GLP-1 receptor agonist	type 2 diabetes outcomes study	Q2 2010	2018	2018	2018
Bydureon weekly suspension	GLP-1 receptor agonist	type 2 diabetes	Q1 2013	Q4 2015	Q4 2015
Epanova STRENGTH	omega-3 free fatty acids	outcomes study in statin-treated patients at high CV risk, with persistent hypertriglyceridemia plus low HDL-cholesterol	Q4 2014	2020	2020	2020	2020
Epanova / Farxiga/Forxiga3	omega-3 free fatty acids / SGLT-2 inhibitor	Non-alcoholic fatty liver disease/non-alcoholic steatohepatitis (NASH)	Q1 2015
Farxiga / Forxiga3 DECLARE- TIMI 58	SGLT-2 inhibitor	type 2 diabetes outcomes study	Q2 2013	2020	2020
Farxiga / Forxiga3	SGLT-2 inhibitor	type 1 diabetes	Q4 2014	2018	2017	2018
Kombiglyze XR / Komboglyze4	DPP-4 inhibitor / metformin FDC	type 2 diabetes		Launched	Launched		Filed
Onglyza SAVOR-TIMI 53	DPP-4 inhibitor	type 2 diabetes outcomes study	Q2 2010	Filed	Launched		2015
saxagliptin / dapagliflozin FDC	DPP-4 inhibitor / SGLT-2 inhibitor FDC	type 2 diabetes	Q2 2012	Filed	Q2 2015
Xigduo XR / Xigduo5	SGLT-2 inhibitor / metformin FDC	type 2 diabetes		Launched	Launched
Oncology
Caprelsa	VEGFR / EGFR tyrosine kinase inhibitor with RET kinase activity	differentiated thyroid cancer	Q2 2013	H1 2016	H1 2016	H1 2016
Faslodex FALCON	oestrogen receptor antagonist	1st line hormone receptor +ve advanced breast cancer	Q4 2012	H2 2016	H2 2016	H2 2016	H2 2016
Iressa	EGFR tyrosine kinase inhibitor	EGFRm NSCLC		Filed	Launched	Launched	Launched
Lynparza (olaparib) SOLO-1	PARP inhibitor	1st line BRCAm ovarian cancer	Q3 2013	2017	2017	2017
Lynparza (olaparib) SOLO-2	PARP inhibitor	2nd line or greater BRCAm PSR ovarian cancer, maintenance monotherapy	Q3 2013	H1 2016	H1 2016	H2 2016
Lynparza (olaparib) SOLO-3	PARP inhibitor	gBRCA PSR ovarian cancer	Q1 2015	2018
Lynparza (olaparib) GOLD	PARP inhibitor	2nd line gastric cancer	Q3 2013			2017
Lynparza (olaparib) OlympiA	PARP inhibitor	gBRCA adjuvant triple negative breast cancer	Q2 2014	2020	2020	2020
Lynparza (olaparib) OlympiAD	PARP inhibitor	gBRCA metastatic breast cancer	Q2 2014	2016	2016	2016
Lynparza (olaparib) POLO	PARP inhibitor	pancreatic cancer	Q1 2015	2016	2017	2017
Lynparza (olaparib)	PARP inhibitor	prostate cancer	Q3 2014
Respiratory, Inflammation and Autoimmunity
Duaklir Genuair#	LAMA / LABA	COPD		2018	Launched	2018	2018
Symbicort SYGMA	ICS / LABA	as needed use in mild asthma	Q4 2014	N/A	2018		2019
Symbicort6	ICS / LABA	Breath Actuated Inhaler asthma / COPD		2018

Life-Cycle Management (continued)

Compound	Mechanism	Area Under Investigation	Date Commenced Phase	Estimated Filing
				US	EU	Japan	China
Neuroscience
Diprivan#	sedative and anaesthetic	conscious sedation		N/A	Launched	Filed	Launched
Movantik / Moventig#	oral peripherally-acting mu-opioid receptor antagonist	paediatrics
Gastrointestinal
Entocort	glucocorticoid steroid	Crohn's disease / ulcerative colitis		Launched	Launched	Q3 2015	N/A
linaclotide#	GC-C receptor peptide agonist	irritable bowel syndrome with constipation (IBS-C)		N/A	N/A	N/A	Q4 2015
Nexium	proton pump inhibitor	refractory reflux esophagitis				Filed
Nexium	proton pump inhibitor	stress ulcer prophylaxis					2017
Nexium	proton pump inhibitor	paediatrics		Launched	Launched	H2 2016

#    Partnered product.
1    Brilinta in the US; Brilique in rest of world.
2    Submission made in Q1 2015, acceptance anticipated Q2 2015.
3    Farxiga in the US; Forxiga in rest of world.
4    Kombiglyze XR in the US; Komboglyze in the EU.
5    Xigduo XR in the US; Xigduo in the EU.
6    Development of a new BAI device is ongoing.

Terminations (discontinued projects between 1 January and 31 March 2015)

NME / Line Extension	Compound	Reason for Discontinuation	Area Under Investigation
NME	AZD2115#	Strategic	COPD
NME	MEDI-559	Safety / efficacy	passive RSV prophylaxis
LCM	brodalumab#	Lack of efficacy	asthma

#    Partnered product.

Completed Projects / Divestitures

Compound	Mechanism	Area Under Investigation	Phase	Estimated Filing
				US	EU	Japan	China
Cardiovascular
Myalept	leptin analogue	lipodystrophy		Launched
Oncology
Lynparza (olaparib) capsule	PARP inhibitor	BRCAm PSR ovarian cancer		Launched	Launched
Infection
AZD0914	GyrAR	serious bacterial infections	II

Shareholder Information

ANNOUNCEMENTS AND MEETINGS
_______________________________________________________________________________________________________________________________________________________________________________________________________________________________

Annual General Meeting	24 April 2015
Announcement of half year and second quarter results	30 July 2015
Announcement of nine months and third quarter results	5 November 2015

DIVIDENDS
_______________________________________________________________________________________________________________________________________________________________________________________________________________________________

Future dividends will normally be paid as follows:

First interim	Announced with half year and second quarter results and paid in September
Second interim	Announced with full year and fourth quarter results and paid in March

On 6 February 2015 the Company transferred its US American Depositary Receipt (ADR) Programme to Citibank, N.A.

TRADEMARKS
_______________________________________________________________________________________________________________________________________________________________________________________________________________________________

Trademarks of the AstraZeneca group of companies and of companies other than AstraZeneca appear throughout this document in italics. AstraZeneca, the AstraZeneca logotype and the AstraZeneca symbol are all trademarks of the AstraZeneca group of companies. Trademarks of companies other than AstraZeneca that appear in this document include Duaklir Genuair, Duaklir, Eklira, Tudorza and Tudorza Pressair, trademarks of Almirall, S.A.; Tissue Phenomics and Cognition Network Technology, trademarks of Definiens AG; Epanova, a trademark of Chrysalis Pharma AG; Zinforo, a trademark of Forest Laboratories; Zydelig, a trademark of GILEAD SCIENCES IRELAND UC; Zytiga, a trademark of Johnson & Johnson; Imbruvica, a trademark of Pharmacyclics, Inc.; and Daliresp, a trademark of Takeda GmbH.

ADDRESSES FOR CORRESPONDENCE
_______________________________________________________________________________________________________________________________________________________________________________________________________________________________

Registrar and Transfer Office Equiniti Limited Aspect House Spencer Road Lancing West Sussex BN99 6DA UK	US Depositary Citibank Shareholder Services PO Box 43077 Providence RI 02940-3077 USA	Registered Office 2 Kingdom Street London W2 6BD UK	Swedish Central Securities Depository Euroclear Sweden AB PO Box 191 SE-101 23 Stockholm Sweden
Tel (freephone in UK): 0800 389 1580 Tel (outside UK): +44 (0)121 415 7033	Tel: +44 (0)207 500 2030 or +1 877 248 4237 (1 877-CITI-ADR)/ E-mail: citiadr@citi.com	Tel: +44 (0)20 7604 8000	Tel: +46 (0)8 402 9000

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
_______________________________________________________________________________________________________________________________________________________________________________________________________________________________

In order, among other things, to utilise the 'safe harbour' provisions of the US Private Securities Litigation Reform Act 1995, we are providing the following cautionary statement: The interim financial statements contain certain forward-looking statements with respect to the operations, performance and financial condition of the Group. Although we believe our expectations are based on reasonable assumptions, any forward-looking statements, by their very nature, involve risks and uncertainties and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. The forward-looking statements reflect knowledge and information available at the date of preparation of the interim financial statements and AstraZeneca undertakes no obligation to update these forward-looking statements. We identify the forward-looking statements by using the words 'anticipates', 'believes', 'expects', 'intends' and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond our control, include, among other things: the loss or expiration of patents, marketing exclusivity or trademarks, or the risk of failure to obtain and enforce patent protection; the risk of substantial adverse litigation/government investigation claims and insufficient insurance coverage; exchange rate fluctuations; the risk that R&D will not yield new products that achieve commercial success; the risk that strategic alliances and acquisitions will be unsuccessful; the impact of competition, price controls and price reductions; taxation risks; the risk of substantial product liability claims; the impact of any delays in the manufacturing, distribution and sale of any of our products; the impact of any failure by third parties to supply materials or services; the risk of failure to manage a crisis; the risk of delay to new product launches; the difficulties of obtaining and maintaining regulatory approvals for products; the risk of failure to adhere to applicable laws, rules and regulations; the risk that new products do not perform as we expect; the risk of environmental liabilities; the risks associated with conducting business in emerging markets; the risk of reputational damage; the risk of illegal trade in our products; the risk of failure to successfully implement planned cost reduction measures through productivity initiatives and restructuring programmes; the risk that regulatory approval processes for biosimilars could have an adverse effect on future commercial prospects; the impact of failing to attract and retain key personnel and to successfully engage with our employees; the impact of increasing implementation and enforcement of more stringent anti-bribery and anti-corruption legislation; and the risk of failure of information technology and cybercrime.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 24 April 2015	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary